

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 11, 2007

Mr. Jon S. Brumley, President and Chief Executive Officer
Encore Energy Partners GP LLC
777 Main Street, Suite 1400
Fort Worth, Texas 76102

> **Re: Encore Energy Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 18, 2007**
> **File No. 333-142847**

Dear Mr. Brumley:

　　We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed June 18, 2007

General

1.　　We remind you of prior comments 3 and 4. Once you provide the missing information, we will need sufficient time to complete our review and may have further comments.

Prospectus Summary, page 1

2.   Avoid using vague terms, such as the page 2 reference to "our predecessor."
        Please define this term and other such terms in context, as necessary.

3.   Further expand the disclosure at page 10 and elsewhere as appropriate to make
        clear that the general partner has "wide latitude to establish reserves … prior to
        establishing the amount of cash available for distribution," as you state in your
        response to prior comment 16.

Non-GAAP Financial Measures, page 15

4.   We note your response to comment 29 of our letter dated June 11, 2008, and your
        description of the non-GAAP financial measure EBITDAX on page 16.   In your
        calculation of EBITDAX, you eliminate the effects of derivative fair value losses
        and exploration expenses. You indicate this measure is used as both a
        performance and a liquidity measure. Item 10(e) of Regulation S-K prohibits the
        adjusting of a non-GAAP financial performance measure to eliminate items when
        the nature of the charge or gain is such that it is reasonably likely to recur within
        two years or there was a similar charge or gain within the prior two years. Tell us
        why you continue to believe the disclosure of EBITDAX is in compliance with the
        Item 10(e) or remove this measure from your filing. For further guidance refer to
        answers #8 and #10 in our *Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures*.
         http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

Unaudited Pro Forma Available Cash, page 46

5.   We note that you present pro forma available cash for the three months ended
        March 31, 2007. Please revise to present the pro forma available cash for the
        twelve months ended March 31, 2007 instead.

Results of Operations for Encore Energy Partners LP Predecessor, page 71

6.   Please disclose in the first paragraph that the Elk Basin assets were acquired on
        March 7, 2007.

Our Relationship with Encore Acquisition Company, page 99

7.   You state that you will have access to EAC's personnel and senior management
        team. Disclose the estimated number of EAC's employees whom you expect to
        dedicate time to your business. Make clear how many, if any, would be expected
        to work full-time on your business. If unknown, provide a reasonable estimate or
        explain to us why this information would not be material.

Management, page 118

Reimbursement of Expenses of Our General Partner, page 121

8.   Define in context the term "COPAS overhead charges" or cross-reference to a
        section where a definition can be found.

9.   We reissue prior comment 41 in part. If the services provided by the general
        partner differ from the services that will be provided by Encore Operating L.P.,
        revise to explain how they differ. If there is no difference, revise to so state
        explicitly.

10.   Once you file as an exhibit the amended and restated administrative services
        agreement with Encore Operating L.P., we may have additional comments.

11.   We note your response to prior comment 42. Further revise your disclosure to
        state explicitly, if true, that neither the general partner nor Encore Operating L.P.
        will be reimbursed for compensation nor benefits paid to the executive officers of
        the general partner. Also revise as necessary the statement indicating that the
        general partner "will be entitled to reimbursement of direct or indirect expenses."

Compensation Discussion and Analysis, page 121

General, page 121

12.   We note the statement indicating that you "do not directly employ any of the
        persons responsible for managing [y]our business." Please explain the meaning of
        the qualification "directly," or revise the disclosure accordingly. Further, given
        the representation that you do not employ any persons directly, explain the
        reference to "our executive officers" in the first paragraph under "Awards of
        Management Incentive Units," or revise accordingly.

Long-Term Incentive Plan, page 122

13.   Disclose in this section the meaning of "Change in Control" as defined in EAC's
        2000 Incentive Stock Plan.

Management Incentive Units, page 124

General, page 125

14.   We note disclosure here and in other sections of the filing indicating that "the
        management incentive units are performance-based." Please revise your

disclosure to make clear that the management incentive units are based on the performance of the partnership.

15.   Please revise to clarify that the positions referenced in the chart represent the positions held by the general partner's executive officers.

Distributions, page 125

16.   Please provide expanded disclosure to clarify how the management incentive distributions are determined and to provide a detailed explanation of what the tabular entries represent. For example, explain why you use the term "target" for column (a) and what the purpose is for showing the "equivalent management incentive units" in column (b). We may have additional comments.

Certain Relationships and Related Party Transactions, page 130

17.   We note the new disclosure you provided in response to prior comment 52. Expand the disclosure to explain further how the actual $1.75 amount was set. For example, discuss whether it was a strict mathematical calculation based on actual cost per BOE or if a ratio, premium or other methodology was employed.

Amended and Restated Administrative Services Agreement, page 131

18.   If true, please disclose that Encore Operating will have substantial discretion in determining the amounts that are being reimbursed for third-party services. We also note that the reimbursements "need not be based on the amount of services performed for the Partnership," as set forth in Section 4.1(a) of the Form of the Amended and Restated Administrative Service Agreement. Disclose whether the reimbursements may exceed the fair market value of the services.

Engineering Comments

Business, page 1

Exploration and Production, page 1

19.   We have reviewed your response to prior comment 61 of our letter dated June 11, 2007. We had requested that you provide additional clarification on the scope and nature of the work provided by Miller and Lents. The revisions to the amendment only appear to have removed the fact that Miller and Lents prepared your reserve estimates. Therefore, we reissue our previous comment.

Summary Historical and Pro Forma Reserve and Operating Data, page 17

20.   We have reviewed your response to prior comment 62 from our letter dated June 11, 2007. Realized prices and the prices used to calculate the Standardized Measure should be before the effects of hedging. Please revise your document, here and elsewhere if necessary, to disclose average realized prices before hedging, and if necessary revise the Standardized Measure with the correct price. If there is a material difference between hedged prices and non-hedged prices, please disclose both prices.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or April Sifford at (202) 551-3684 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Milne
        A. Sifford
        J. Murphy
        T. Levenberg
        C. Moncada-Terry

        VIA FACSIMILE

        Sean T. Wheeler
        Baker Botts L.L.P.
        713.229.7868